UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2007
Commission File Number: 001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
1600 15th Avenue
Didsbury, Alberta T0M 0W0
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     On April 30, 2007 the Issuer issued filed its Management Proxy Statement for its 2007 Annual General Meeting of Shareholders with the Alberta Securities Commission. The document attached as Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description

99.1	Management Proxy Statement dated April 27, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2007

JED Oil Inc. (Registrant)
By:	(signed) “Marcia L. Johnston”
Marcia L. Johnston, q.c.
General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Management Proxy Statement dated April 27, 2007

JED OIL INC.
Notice
of
Annual General Shareholders’ Meeting
and
Management Proxy Circular
Dated April 27, 2007
Meeting Date: May 28, 2007

JED OIL INC.
Notice of the Annual General Shareholders’ Meeting
MAY 28, 2007
NOTICE IS HEREBY GIVEN that an Annual General Shareholders’ Meeting of the holders (the “Shareholders”) of Common Shares (the “Common Shares”) of JED Oil Inc. (“JED” or the “Corporation”) will be held at the offices of the Corporation, 1601 15th Avenue, Didsbury, Alberta on Monday, May 28, 2007 at 10:00 a.m.. (Alberta time), and any adjournment or adjournments thereof (the “Meeting”) for the following purposes, namely:
1.	to consider and, if thought fit, pass an ordinary resolution fixing the number of directors to be elected at the Meeting at 4:

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and authorize the Board to fix the auditor’s remuneration; and

4.	to transact such other business as may be properly before the Meeting and any adjournment or adjournments thereof.
Only holders of record of Common Shares at the close of business on April 27, 2007 (“Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.
Shareholders of record may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.
Beneficial Shareholders, and Shareholders of record unable to be present at the Meeting, are requested to date and sign the enclosed form of proxy and return it to Olympia Trust Company, in the enclosed envelope provided for that purpose. In order to be valid, proxies must be received by Olympia Trust Company on or before the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.
A Management Proxy Circular relating to the business to be conducted at the Meeting and a Form of Proxy accompany this Notice.

BY ORDER OF THE BOARD OF DIRECTORS
Calgary, Alberta
April 27, 2007	(signed)	Marcia L. Johnston
General Counsel

April 27, 2007
JED OIL INC.
Management Proxy Circular
For the Annual General Shareholders’ Meeting
to be held on May 28, 2007
This Management Proxy Circular is furnished in connection with the solicitation by management of JED Oil Inc. (“JED” or the “Corporation”) of proxies to be used at the Annual General Shareholders’ Meeting (the “Meeting”) of holders (“Shareholders”) of the common shares (‘Common Shares”) of the Corporation to be held at JED’s offices, 1601 15th Avenue, Didsbury, Alberta on May 28, 2007 at 10:00 a.m.. (Alberta time) for the purposes set forth in the accompanying Notice of Meeting of Shareholders (the “Notice”).
PROXY INFORMATION
Solicitation of Proxies
This management proxy circular has been issued by management of JED for the solicitation of proxies by and on behalf of management. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or fax by directors and officers of the Corporation, who will not receive compensation therefor. All costs in connection with the solicitation of proxies by management for use at the Meeting will be borne by the Corporation.
Shareholders Entitled to Vote
The directors of the Corporation have set April 27, 2007 as the record date (the “Record Date”) for the purpose of determining the Shareholders entitled to receive notice of, and vote at, the Meeting. The persons named in the list of Shareholders prepared as at the close of business on the Record Date are entitled to attend and vote at the Meeting or to be represented thereat by proxy, except that if a Shareholder transfers the ownership of any of his shares after the Record Date and the transferee of those shares establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list of Shareholders, such transferee is entitled to vote such shares at the Meeting. Each Common Share carries the right to one (1) vote on a ballot at the Meeting. A quorum for the Meeting is the representation at the Meeting by person or proxy of the holders of not less than 5% of the shares entitled to vote at the Meeting and at least two Shareholders or duly appointed proxyholders present in person.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy to represent the Shareholders are directors and officers of the Corporation. A Shareholder submitting a form of proxy has the right to appoint a person or persons, who need not be Shareholders, to represent him at the Meeting other than the persons designated by management as the proposed proxyholders in the form of proxy furnished by the Corporation. This right may be exercised by crossing out the names of management’s proposed proxyholders and legibly inserting the name of the Shareholder’s nominee(s) in the blank space(s) provided for that purpose in the form of proxy, or by completing another proxy in proper form.
To be voted at the Meeting or any adjournment thereof, a proxy must be received by Olympia Trust Company prior to the close of business on the day prior to the day set for the Meeting; provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment thereof.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it, as to any matter on which a vote has not already been cast, pursuant to the authority conferred by it, by instrument in writing, executed by the Shareholder or by his attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
Voting of Proxies
If the form of proxy is duly completed and deposited on a timely basis, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the form of proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any such specification by a Shareholder, the persons named in the enclosed form of proxy will vote the Common Shares in favour of the resolutions set forth herein.
The enclosed form of proxy, when duly completed and deposited, confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice for which the proxy is solicited and with respect to any other matter which may properly come before the Meeting. Management does not know of any other matters to come before the Meeting than the matters referred to in the Notice. In respect of any amendments to the matters identified in the Notice or other matters which may properly come before the Meeting, the persons named in the proxies solicited by management for use at the Meeting will vote on such matters in their discretion.
MATTERS TO BE ACTED UPON AT THE MEETING
Presentation Of Audited Annual Financial Statements
Management will present the audited financial statements of the Corporation for the financial year ended December 31, 2006 and the report of the auditors on those financial statements, which the Board of Directors (the “Board”) approved upon the recommendation of the Audit Committee before the financial statements were sent to the Shareholders. No formal action will be taken at the meeting to approve the financial statements.
Election of Directors
The directors of the board are elected annually by a majority of the votes cast in favour of nominees at the Meeting. Unless re-elected, the directors are deemed to have retired from office immediately after the Meeting. The Board currently consists of 5 directors all of whom will retire from office immediately after the Meeting unless re-elected.
The articles of the Corporation provide for a minimum of 3 directors and a maximum of 9. Management proposes to set the number of directors to be elected at the Meeting at 4. Currently there are 5 directors on the Board. Each of the elected directors will hold office until the next annual meeting or until their successors are elected or appointed pursuant to the articles and by-laws of the Corporation.
Shareholders will be asked to approve a resolution setting the number of directors to be elected at the Meeting at 4. Unless the Shareholder has otherwise specified, the persons named in the enclosed form of proxy will vote in favour of the resolutions. Approval of the resolution requires a simple majority of the votes cast at the Meeting.

Management proposes that the persons listed in the following table be elected as directors. The persons whose names are printed in the form of proxy (the “management proxyholders”) intend to vote the proxy for management’s nominees, unless the Shareholder has specified in the proxy that the Common Shares are to be withheld from voting on the election of directors. Management does not believe any of its nominees are unwilling or unable to serve as directors, but if that should occur prior to the election, the management proxyholders may vote in their discretion for any other nominee unless the Shareholder has specified in the proxy that their Common Shares are to be withheld from voting on the election of directors. In the event of nominations for directors from the floor at the Meeting, the 4 nominees receiving the most votes shall be elected.

	Number of Common
	Shares Beneficially
	Owned or Controlled	Offices Held and Time as a
Name and Residence	at April 27, 2007	Director	Present Principal Occupation
Thomas J. Jacobsen (2) Didsbury, Alberta, Canada	426,891	Director since Sept. 3, 2003; Chief Executive Officer since Jan. 15, 2005	Chief Executive Officer of the Corporation

Ludwig Gierstorfer (1) (3) (4) Cochrane, Alberta, Canada	27,000	Director since Sept. 3, 2003	Retired President and CEO of Pirate Drilling Inc.

Justin W. Yorke (1) (3) (4) Pasadena, California, USA	8,100	Director since Nov. 7, 2005	Director at Dunes Advisors; prior thereto partner at Asiatic Investment Management from 2000 to 2001

Horst H. Engel(1) (2) (3) Indio, California, USA	2,000	Director since May 7, 2006	President, V.I.P. TRAVEL, a Division of the Dorel Group
Notes:

(1)	Member of Audit Committee

(2)	Member of Governance and Nominating Committee

(3)	Member of Compensation Committee

(4)	Member of Reserves Committee
Mr. Jacobsen served as a director of Cariboo Resources Corp., formerly Niaski Environmental Services Inc. (“Niaski”), for a period including 2000. Niaski filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) that was accepted in April 2000. Niaski was discharged in May 2001.
Appointment Of Auditors
The Shareholders will be asked to appoint auditors to serve until the close of the next annual meeting of Shareholders of the Corporation, and to authorize the Board to fix the auditor’s remuneration. The persons named in the enclosed form of proxy will vote for the appointment of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of Shareholders or until their successors are appointed, and will authorize the Board to fix their remuneration, unless the Shareholder has specified in the proxy that the shares be withheld from voting on the appointment of auditors. Ernst & Young LLP have been auditors of the Corporation since its inception on September 3, 2003.
Other Matters
Management knows of no amendment, variation of other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

GENERAL INFORMATION ABOUT JED
Voting Shares and Principal Holders Thereof
The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which 8,000,000 Series A Preferred Shares and 2,200,000 Series B Preferred Shares have been created and authorized. As at April 27, 2007, 14,967,659 Common Shares, no Series A Preferred Shares and 1,797,498 Series B Preferred Shares were outstanding. Each Common Share carries the right to one (1) vote on a ballot at the Meeting. The Series B Preferred Shares are non-voting, except on matters in which all classes and series of shares are entitled to vote pursuant to the Business Corporations Act (Alberta).
Any registered holder of Common Shares at the close of business on April 27, 2007 who either personally attends the Meeting or who properly completes and delivers a proxy will be entitled to vote or have their shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies”, above.
To the knowledge of the directors and executive officers of the Corporation, no Shareholders beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities.
Executive Compensation
Information about compensation of executive officers and directors is provided in Schedule A to this information circular.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information as at December 31, 2006 about Common Shares to be issued upon the exercise of options and Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Number of Common Shares
	Number of Common Shares		remaining available
	to be issued upon	Weighted-Average	for future
	exercise of	Exercise Price of	issuance under Equity
Plan Category	outstanding options	Outstanding Options	Compensation Plans
Equity Compensation Plans Approved by Securityholders (1)	1,382,500	US$4.95	114,265
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	1,382,500	US$4.95	114,265

Note:

(1)	See “Stock Option Plan” under “Compensation of Executive Officers and Directors” in Schedule A to this information circular.
Corporate Governance
Information about the Corporation’s corporate governance practices is provided in Schedule B to this information circular.

Audit Committee
Information about JED’s audit committee is provided in the Corporation’s Annual Information Form dated March 30, 2007 under the heading “Audit Committee”. The Annual Information Form may be found on www.SEDAR.com.
Additional Information
Additional information relating to the Corporation is on SEDAR at www.SEDAR.com. Financial Information is provided in JED’s comparative financial statements and management discussion and analysis for the year ended December 31, 2006, and other information about JED is provided in the Annual Information Form dated March 30, 2007. Shareholders may contact the Corporation to request copies of the Corporation’s financial statements, management discussion and analysis and annual information form at:
JED Oil Inc.
1601 15th Avenue
Didsbury, Alberta T0M 0W0
Telephone: (403) 335-2101
Fax: (403) 335-8391
By E-mail: mjohnston@jedoil.com

Schedule A
Compensation of Executive Officers and Directors
Summary of Compensation
The following table summarizes, for the three most recently completed financial years, the compensation paid to the Corporation’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the next 3 most highly compensated executive officers other than the CEO and CFO (collectively the “named executive officers”) who received more than Cdn$150,000 by way of salary, bonuses or other compensation during the most recently completed financial year.

		Annual Compensation			Long-Term Compensation
					Awards		Payout
					Securities	Shares
					under	subject to
Name &				Other Annual	Options	Resale	LTIP	All Other
Principal		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)	(#)	(Cdn$)	(Cdn$)	(Cdn$)
Thomas J. Jacobsen(1)	2006	190,000	—	—	—	—	—	16,942
CEO	2005	190,000	45,836	—	—	—	—	13,300
	2004	190,000	184,894	—	50,000	—	—	9,975
David C. Ho(2)	2006	107,681.81	—	—	50,000	—	—	40,000
CFO	2005	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—
Notes:

(1)	Mr. Jacobsen was appointed CEO in January 2005. Previously he was the President and Chief Operating Officer from JED’s inception.

(2)	Mr. Ho was JED CFO from April to November, 2006.
Stock Option Plan
The Corporation’s stock option plan (the “Stock Option Plan”) was adopted and approved by the Board of Directors on January 16, 2004 and ratified by the Shareholders on February 19, 2004. The purpose of the Stock Option Plan is to provide officers, directors, consultants and employees of the Corporation or any of its subsidiaries with the opportunity to participate in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation.
The Stock Option Plan is administered by the Board. Subject to the provisions of the Stock Option Plan, the Board may from time to time designate directors, officers, employees and consultants of the Corporation or any of its subsidiaries (the “Participants”) to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each. At its special meeting held on February 19, 2004, Shareholders of the Corporation ratified the approval of the Stock Option Plan. The exercise price of options issued under the Stock Option Plan is determined by the Board in its sole discretion, and cannot be less than the closing trading price per Common Share on the last trading day preceding the date of the grant that the Common Shares traded through facilities of the stock exchange on which such Common Shares are then listed (the “Market Price”).
No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Common Shares at the time the option is granted. Options granted under the Stock Option Plan are non-assignable and non-transferable, and their term is for a period of time fixed by the

Board, such period not to exceed the maximum term permitted by the stock exchange on which the Common Shares are listed (the “Option Period”). However, the Option Period must be reduced with respect to any option, as provided in the Stock Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, death of the Participant or change of control of the Corporation. At the time of granting Options, the Board may also provide for vesting provisions.
If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation. If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and six months following the date of death.
Upon the liquidation, dissolution or termination of the Corporation or upon a reorganization, consolidation or merger of the Corporation with one or more trusts or corporations as a result of which the Corporation is not the surviving entity, or in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Common Shares in respect of which such option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant at such time.
Agreements in respect of the options may provide that, in the event the holders of the Corporation’s Common Shares receive a “take-over” bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the “offeror” as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a “Control Bid”), the Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.
The following tables indicates the Stock Options granted to, and exercised by, the named executive officers of the Corporation during the financial year ended December 31, 2006.
Stock Options Granted During 2006

Market Value of
	Securities	% of Total		Securities
	Under Share	Options	Exercise Price	Underlying Share
	Options	Granted to	at Date of	Options at Date	Expiration
	Granted	Employees in	Grant	of Grant	Date
Name	(#)	Financial Year	(US$/Security)	(US$/Security)	(mm/dd/yyyy)
Thomas J. Jacobsen	Nil	N/A	N/A	N/A	N/A
David C. Ho	50,000	5.9%	15.37	15.37	04/11/2011

Aggregate Stock Options Exercised and Year-End Values

Common
	Shares			Value of Unexercised
	Acquired		Unexercised Stock Options	in the money Stock Options at
	on	Aggregate	at December 31, 2006	December 31, 2006(1)
	Exercise	Value Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(#)	($)	(#)	(US$)
Thomas J. Jacobsen	0	0	50,000 / 25,000	0 / 0
David C. Ho	0	0	0 / 0(1)	0 / 0
Notes:

(1)	The value of unexercised Stock Options at December 31, 2006 was based on a closing price per Common Share on the American Stock Exchange on December 31, 2006 of US$2.85. With an exercise price of US$3.67, the unexercised options were not in the money.

(2)	Mr. Ho’s options expired November 14, 2006 and none were outstanding on December 31, 2006.
Termination of Employment, Change in Responsibilities and Employment Contracts
Neither of the Corporation , nor any of its subsidiaries, has any employment contracts with its employees or any compensatory plan, contract or arrangement where any named executive officer is entitled to receive more than $100,000 on resignation, termination, change of control, or change of responsibilities upon a change of control.
Compensation Committee
Report of Compensation Committee
The Compensation Committee of the Board (the “Committee”) exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation and any of its subsidiaries (collectively referred to in this report as the “Corporation”). It is responsible to annually review and recommend to the Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000; (iii) bonus and stock option grants; and (iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.
From January 1 through May 8, 2006, the Committee was composed of Ludwig Gierstorfer, Chairman, Reginald J. Greenslade and Thomas J. Jacobsen. From May 9, 2006 the Committee has been composed of Ludwig Gierstorfer, Chairman, Justin W. Yorke and Horst H. Engel, who are all independent directors and were ineligible to participate in any of the Corporation’s compensation programs, other than the Corporation’s Stock Option Plan and Annual Bonus Plan.
The purposes of the Corporation’s executive compensation policy is to attract and retain individuals of high calibre to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation’s strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders. These objectives are to ensure that the Corporation continues to grow on an absolute basis as well as to grow cash flow and earnings per Common Share. The Corporation’s primary compensation policy is to pay for performance and, accordingly, the performance of the Corporation and of the CEO of the Corporation as an individual are both examined by the Committee.
The Committee does not set specific performance objectives in assessing the performance of the CEO, rather the Committee uses its experience and judgment in determining an overall compensation package for the CEO.

Executive officer compensation consists of essentially three components: (a) base salary; (b) bonuses; and (c) stock options. Each of these executive officer compensation arrangements is briefly described as follows.
Base Salaries
The Corporation intends to pay base salaries that are competitive with those of comparably sized companies in the oil and gas industry. The Committee compares the base salary of the Chief Executive Officer of the Corporation with that of chief executive officers at peer surveyed junior companies in the oil and gas industry and expects to set the Chief Executive Officer’s pay level at the industry average for such position while attempting to adjust for the Corporation’s size, at the start of the year. Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.
Bonuses
The Committee’s philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Common Shares. The amount of the bonuses paid will be set according to the Corporation’s Annual Bonus Plan.
On January 16, 2004 the Board approved an Annual Bonus Plan for its employees and consultants. The purpose of the plan is to provide employees and consultants with a bonus pool tied to the performance of the Common Shares over the course of the year. The bonus pool available for 2006 0.7% of the increase in market capitalization over the course of the year. The year-end market capitalization for any given year is calculated as the weighted average trading price of the Common Shares traded through the facility of the American Stock Exchange (or such other stock exchange on which the Common Shares may be listed for trading) for the 15 trading days ending December 31 of such year, multiplied by the weighted average number of issued and outstanding Common Shares during such year. No bonuses were declared or paid for 2006.
Stock Option Program
The Corporation’s primary long-term incentive compensation program is the Stock Option Plan. The Compensation Committee believes that the Stock Option Plan facilitates the attainment of the Corporation’s strategic objectives, and aligns the interests of executive officers and employees with the long-term interests of the Corporation’s Shareholders.
Stock Savings Plan
In 2004 the Board approved the adoption of a stock savings plan. The purpose of the stock savings plan is to provide employees of the Corporation with the opportunity to participate in the ownership and growth of the Corporation through the purchase of Common Shares in the market. Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant’s annual salary. The Corporation matches any participant’s contributions equally.
Presented by the Compensation Committee
Ludwig Gierstorfer
Justine W. Yorke
Horst H. Engel

Performance Graph
     The following graph compares the cumulative total shareholder return for US$100 invested in the Common Shares for the period from our initial public offering in April 2004 to December 31, 2006, as measured by the closing price of the Common Shares at the end of each year (in US$), with the cumulative total shareholder return on each of the S&P/TSX Composite Index (Cdn$) and the S&P/TSX Oil and Gas Exploration and Producers Index (Cdn$), assuming the reinvestment of dividends, where applicable, for a comparable period. (Due to the nature of the comparisons in this chart, it does not make a difference that JED’s Common Shares trade in US dollars and the two indices are in Canadian dollars.)
Comparison of Cumulative Total Return (1)

	Initial Investment Date(2)	December 2004	December 2005	December 2006
JED Oil Common Shares	US$100	US$265.45	US$236.37	US$51.81
S&P/TSX Composite Index	Cdn$100	Cdn$114.48	Cdn$124.13	Cdn$166.63
S&P/TSX Oil and Gas Exploration and Producers Index	Cdn$100	Cdn$140.68	Cdn$244.28	Cdn$247.51

Notes:
(1)	Assuming an investment of $100.00 on initial investment date.

(2)	April, 2004 for an investment in JED and December 31, 2003 for an investment in the indices.
Remuneration Of Directors
The Board of Directors of the Corporation consists of five members, one of whom is a member of management, one is a former member of management who was an employee of JED during 2006, and three of whom are unrelated directors. The unrelated directors were not paid an annual retainer in 2006. No meeting attendance fees are paid. The members of the Board of Directors are reimbursed for any expenses to attend board and committee meetings. All fees and expenses of the Board of Directors are paid by the Corporation. No directors’ fees are paid to the members of the Board of Directors who were employees of JED. The officers and directors of the subsidiaries of the Corporation, do not receive compensation of any kind for their positions as officers or directors of such companies.

Each member of the Board of Directors is eligible to receive options under the Stock Option Plan. The following table sets out the number of options granted to the current directors. The options for the directors are vested immediately upon granting, except the first grant of options to Mr. Jacobsen and Mr. Greenslade, which had the vesting provisions of JED’s employees: options vested as to one-third each on the first, second and third anniversaries of the grant date. The table has been adjusted for the 3 for 2 stock split of the Common Shares in 2005.

		Total Options			Currently
Holder	Date of Grant	Granted	Grant Price	Expiry Date	Held(2)
2 Employee directors	January 16, 2004	150,000	US$3.67	January 16, 2009	150,000
1 Unrelated director(1)	January 16, 2004	45,000	US$3.67	January 16, 2009	45,000
1 Unrelated director(1)	November 7, 2005	45,000	US$17.35	November 7, 2010	0
1 Unrelated director(1)	May 9, 2006	45,000	US$16.00	May 9, 2011	0
3 Unrelated directors(1)	December 14, 2006	180,000	US$3.50	December 14, 2011	180,000
Notes:

(1)	Each of the unrelated directors receives an equal number of Stock Options when granted.

(2)	Since the inception of the Stock Option Plan in 2004, the current directors and officers have not exercised any Stock Options. The options granted to unrelated directors on November 7, 2005 and May 9, 2006 have been voluntarily terminated by the holders. Former directors and officers of the Corporation have exercised a total of 180,000 Stock Options through April 27, 2007.

Schedule B
Corporate Governance Practices
Board of Directors
The current members of the Board are Reginald J. Greenslade, Thomas J. Jacobsen, Ludwig Gierstorfer, Justin W. Yorke and Horst H. Engel. Messrs. Gierstorfer, Yorke and Engel are independent directors. Mr. Jacobsen is not considered to be an independent director as he is also JED’s CEO and prior to being appointed CEO was the President and Chief Operating Officer. Mr. Greenslade is not considered an “independent director” within the meaning of independence in National Instrument 58-101 Disclosure of Corporate Governance Practices, because he was the CEO of the Corporation in 2004. However, he resigned from that position at the beginning of 2005 and is currently the non-executive Chairman of the Board. For some purposes the Board deems him to be an independent director.
Mr. Jacobsen is also a director of JMG Exploration, Inc. and through June 2006 was a director of PRB Gas Transportation, Inc.
Mr. Greenslade is also a director of JMG Exploration, Inc. and through March, 2006 was a director of Enterra Energy Corp., administrator of Enterra Energy Trust.
Mr. Yorke was a director of PRB Gas Transportation, Inc. through January, 2007, and was appointed a director of JMG Exploration, Inc. in January, 2007.
Messrs. Yorke, Gierstorfer and Engel constitute the Audit Committee and the Compensation Committee. The Audit Committee has quarterly meetings and the Compensation Committee at least annual meetings containing in camera sessions in which non-independent directors and members of management are not in attendance. They believe that these committee meetings are sufficient to facilitate open and candid discussion among the independent directors without holding additional meetings among themselves.
During 2006 the directors held 11 meetings, of which Mr. Greenslade attended 9, Mr. Jacobsen 8, Mr. Gierstorfer 11 and Mr. Yorke 11. Mr. Engel joined the board in May 2006 and attended 6 of the 7 meetings held in 2006 after his appointment.
Board Mandate
The mandate of JED’s Board of Directors is to determine and direct the corporate philosophy and direction of the Corporation’s business and affairs; to either manage or supervise the management of the Corporation’s business and affairs; to determine what actions and responsibilities will be delegated to which officers of JED and to supervise the management of such delegated actions and responsibilities; to select and appoint the officers of the Corporation; to establish Committees of the Board, and appoint the members and approve the mandates thereof; and in carrying out the foregoing to act honestly and in good faith with a view to the best interests of the Corporation, giving consideration to all of the Corporation’s groups of stakeholders.
Position Descriptions
The by-laws of the Corporation contain written position descriptions for the Chairman and the Chief Executive Officer. The Chairs of each Board Committee preside at each meeting of such Committee at which they are present, and have such other duties and powers as may be set out in the Terms of Reference for each such Committee.

Orientation and Continuing Education
The Chairman of the Board is responsible for the orientation of new directors. New directors are given a package of the Corporation’s current public information, the current budget and all recent written materials distributed to the directors such as monthly financial reports, drilling reports, production reports, etc. At least quarterly the directors are given a presentation on the Corporation’s drilling program, prospects, production and reserves by management and receive monthly a financial report with a comparison to the budget.
Ethical Business Conduct
The board has adopted a Code of Business Conduct, which has been filed on SEDAR at www.sedar.com and can be obtained on request by contacting the Corporation at
JED Oil Inc.
1600 15th Avenue
Didsbury, Alberta T0M 0W0
Telephone: (403) 335-2101
Fax: (403) 335-8391
By E-mail: mjohnston@jedoil.com
All employees, consultants, officers and directors are required to give the Corporation a certificate that they have received and read the Code of Conduct, plus there are requirements for such persons to report in writing to the Compliance Officer certain information on relationships with the Corporation. The directors receives a quarterly Certificate from the Compliance Officer regarding compliance with the Code.
The Corporation and all directors and employees are expected by the Board to conduct business with integrity and with the highest ethical standards. Directors are expected to identify in advance any conflict of interest regarding a matter coming before the Board or its committees and to refrain from voting on such matters. If a director is uncertain of the nature or extent of a potential conflict, he or she is supposed to seek a ruling on the matter in advance with the Chair or, at the time of the meeting, with the chair of the meeting. Directors are also responsible for informing the Chair of any change in their personal or professional circumstances that may impact their continued ability to serve the Corporation effectively, or if they have been determined by the Board to be independent, that may impact their continued standing as independent directors. The Governance and Nominating Committee is responsible for reviewing those changes and considering the continued appropriateness of the director’s membership on the Board.
Nomination of Directors
The Board has a Corporate Governance and Nominating Committee, currently consisting or Mr. Jacobsen and Mr. Engel. One of the purposes of this committee is to identify nominees for the Board of Directors. The Committee at least annually meets prior to the annual general meeting to discuss the desired size of the Board and desired qualities of nominees. Possible nominees are solicited from all of the directors and other advisors to the Board and potential nominees are evaluated and approved by the Committee.
This committee also recommends the criteria for the composition of the Board including total size and the number or minimum number of independent directors, recommends candidates to fill vacancies, reviews succession plans for Senior Executives and annually assesses the effectiveness of the Board and each committee of the Board. The Committee is to meet at lease twice annually, which meetings may be held with or without members of management. The committee may also engage, at the expense of the Corporation, and meet privately with independent consultants.

Compensation
The Board of Directors has a Compensation Committee, which currently consists of Mr. Gierstorfer, Mr. Yorke and Mr. Engel, each of whom is an independent director
The responsibilities of the Compensation Committee are as follows;
1.	Meet at least annually, and as called by the Chair. (Any committee member may also meet privately with members of management and/or independent consultants.)

2.	Annually review and recommend to the full Board overall compensation philosophy.

3.	Annually review and recommend to the full Board executive compensation policies and practices.

4.	Annually review and recommend to the full Board total compensation packages for all employees receiving aggregate annual compensation over $100,000.

5.	Annually review and recommend to the full Board allocations of bonus pool.

6.	Annually review and recommend to the full Board stock option grants.

7.	Annually review and recommend to the full Board major changes to benefit plans.

8.	Annually review and recommend to the full Board adequacy and form of directors’ compensation.
The Compensation Committee, after receiving and reviewing recommendations from management, presents a proposal for the annual compensation of the executive officers and directors to the full Board for review and approval.
Reserves Committee
The Board of Directors has a Reserves Committee, currently consisting of Mr. Greenslade, Mr. Gierstorfer and Mr. Yorke. This Committee is mandated by National Instrument 51-101. The responsibilities of the Reserves Committee are as follows:
1.	Meet at least annually, and as called by the Chair.

2.	At least annually discuss and review with management the selection of an independent engineering firm, including reviewing the expertise of the firm.

3.	As needed, review and consider the impact of changing firms.

4.	Receive each report upon its completion, meet with the firm to discuss and review the report, the key assumptions employed, and key areas of risk identified.

5.	With respect to each report received, review and consider management’s input, including the information supplied to the firm with respect to constant prices, operating costs, royalties, required capital expenditures, recovery rates, decline rates, etc.

6.	With respect to each report received, hold an in camera session with the firm to discuss any disagreements or disputes with management and any undue pressure by management.

7.	With respect to each report received, review the reserve additions and revisions compared to the previous report and seek input from the firm and management as to why they have occurred.
Assessments
The Corporate Governance and Nominating Committee is delegated the responsibility for an annual assessment of the effectiveness and contribution of the Committees and the individual directors. As the Corporation is young and the Board of Directors currently consists of only 5 persons, this assessment process is relatively informal. It is expected that as the Corporation grows, the Committee will evolve more formal assessment processes.

JED OIL INC. — CORPORATE INFORMATION

HEAD OFFICE	DIRECTORS

1601 – 15th Ave.	Reg J. Greenslade, Chairman
Didsbury, Alberta	Thomas J. Jacobsen
T0M 0W0	Ludwig Gierstorfer (1) (2)
Tel (403) 335-2101	Justin W. Yorke (1) (2)
Fax (403) 335-8391	Horst H. Engel (1) (2)

www.jedoil.com

AUDITORS	OFFICERS

Ernst & Young LLP	Thomas J. Jacobsen
Chartered Accountants	Chief Executive Officer
Calgary, AB
James T. Rundell
President
SOLICITORS
Richard D. Carmichael
Gowling Lafleur Henderson LLP	Chief Financial Officer
Calgary, AB
Ray J. Schmidt
Vice President – Engineering
RESERVOIR ENGINEERS

McDaniel & Associates Consultants Ltd.	(1) Audit Committee Members
Calgary, AB	(2) Compensation Committee Members
BANKERS
Alberta Treasury Branches
Calgary, AB
TRANSFER AGENT
Olympia Trust Company
Calgary, AB
STOCK EXCHANGE LISTINGS
American Stock Exchange
(Stock Symbol: JDO)